
Via E-mail   May 7, 2013

Gregory Kenny, CEO
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

        RE: **General Cable Corporation**
               Form 10-K/A for the Fiscal Year Ended December 31, 2011
               Filed March 1, 2013
               Response Dated April 23, 2013
               File No. 1-12983

Dear Mr. Kenny:

      We reviewed your response to our March 29, 2013 comment letter and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments.

Note 22, page 112

      It remains unclear why you chose to ratably allocate the inventory theft losses to the interim quarters instead of recognizing the actual losses incurred each quarter using the perpetual inventory system data. If the unit quantities in your perpetual inventory system are accurate, and objective pricing data is available, then you should be able to calculate the corresponding losses incurred in each quarter instead of relying on a broad estimate. The concerns are that your revised interim results may be materially misstated and that your error correction disclosures are incomplete. Please tell us the financial statement impact of the actual inventory theft losses incurred in each quarter and compare such amounts to the amounts in your amended filings.

      You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                       Sincerely,

                                       /s/ Terence O'Brien

                                     Terence O'Brien
                                     Accounting Branch Chief